                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(a)


                                eUniverse, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 298 412 10 7
                             -------------------
                                (CUSIP Number)

                               Thomas C. Tyrrell
                                General Counsel
                         Sony Music Entertainment Inc.
                              550 Madison Avenue
                           New York, New York 10022
                                (212) 833-8000

                                with a copy to:

                            Morton A. Pierce, Esq.
                             Dewey Ballantine LLP
                          1301 Avenue of the Americas
                         New York, New York 10019-6092
                                (212) 259-8000


--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               September 6, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-------------------------------                   ------------------------------
 CUSIP No. 298 412 10 7                             Page 2 of 16 Pages
         -----------------
-------------------------------                   ------------------------------


------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON: Sony Music Entertainment Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:


------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

         OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                              0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY                 2,051,260
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                              0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                              2,051,260
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          2,051,260
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          Not Applicable                                                 [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.7%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
          CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

-------------------------------                   ------------------------------
CUSIP No. 298 412 10 7                             Page 3 of 16 Pages
         -----------------
-------------------------------                   ------------------------------


------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON: Sony Corporation of America

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:


------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

         OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                              0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY                 2,051,260
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                              0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                              2,051,260
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          2,051,260
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          Not Applicable                                                 [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.7%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

          CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

----------------------------------                ------------------------------
CUSIP No. 298 412 10 7                             Page 4 of 16 Pages
         -----------------                        ------------------------------
----------------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON: New Technology Holdings Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:


------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

         WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                              0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY                 2,051,260
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                              0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                              2,051,260
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          2,051,260
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          Not Applicable                                                 [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.7%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

          CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

          This Statement relates to the common stock, par value $0.001 per share (the "eUniverse Common Stock"), of eUniverse, Inc., a Nevada Corporation ("eUniverse"). The address of the principal executive offices of eUniverse is 101 North Plains Industrial Road, Wallingford, Connecticut 06492.

Item 2. Identity and Background.

          This statement is filed jointly by Sony Music Entertainment Inc., a Delaware corporation ("Sony Music"), Sony Corporation of America, a New York corporation ("SCA") and New Technology Holdings Inc., a Delaware corporation ("New Technology") (collectively, the "Reporting Persons").

          SCA has its principal executive offices at 550 Madison Avenue, New York, New York 10022. The principal business of SCA is the manufacture and sale, through its subsidiaries, of audio, video, communications and information technology products for the consumer and professional markets, and the music, motion picture, television and online entertainment businesses.

          Sony Music, an indirect wholly owned subsidiary of SCA, has its principal executive offices at 550 Madison Avenue, New York, New York 10022. The principal business of Sony Music is the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres worldwide.

          New Technology, an indirect wholly owned subsidiary of SCA, has its principal executive offices at 550 Madison Avenue, New York, New York 10022. The principal business of New Technology is investment in and incubation of digital media technology companies.

          Sony Music and SCA are deemed the beneficial owners of 2,051,260 shares of eUniverse Common Stock through New Technology. In addition, Sony Corporation, a Japanese corporation and the ultimate parent of SCA, Sony Music and New Technology, is deemed the beneficial owner of such shares. Sony Corporation has ADRs which trade on the New York Stock Exchange.

          The name, business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons is set forth in Schedule A, B or C as the case may be, and Schedules A, B and C are incorporated herein by reference.

          None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person listed in Schedule A, B or C, as appropriate, has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

          On September 6, 2000, New Technology entered into a secured note and warrant purchase agreement (the "Secured Note and Warrant Purchase Agreement" and attached hereto as Exhibit 1) with eUniverse. Pursuant to the Secured Note and Warrant Purchase Agreement, New Technology purchased from eUniverse, and eUniverse sold to New Technology, a secured note in the aggregate principal amount of $3,155,670 (the "Note" and attached hereto as Exhibit 2), which Note is collateralized by certain assets of eUniverse pursuant to a security agreement by and between eUniverse and New Technology (the "Security Agreement" and attached hereto as Exhibit 3). In further consideration of the purchase by New Technology of the Note, eUniverse issued to New Technology a warrant to purchase 1,101,260 shares of eUniverse Common Stock (the "Warrant" and attached hereto as Exhibit 4). As more fully described in the Warrant, New Technology may purchase 701,260 shares of eUniverse Common Stock at $4.50 per share, purchase an additional 200,000 shares of eUniverse Common Stock at $5.00 per share and purchase an additional 200,000 shares of eUniverse Common Stock at $6.00 per share. The Warrant is exercisable by New Technology at any time prior to September 6, 2004.

          On January 26, 2000, eUniverse entered into a stock option agreement (the "Stock Option Agreement") with Charles Beilman. Pursuant to the Stock Option Agreement, eUniverse has the right to purchase from Mr. Beilman up to 2,325,000 shares of eUniverse Common Stock at various exercise prices. As more fully described in the Secured Note and Warrant Purchase Agreement, New Technology may, subject to certain restrictions, deliver one or more notices (an "Option Notice") to eUniverse, which Option Notice or Option Notices shall obligate eUniverse to exercise its right to purchase up to an aggregate of 650,000 shares of eUniverse Common Stock from Mr. Beilman under the Stock Option Agreement. As more fully described in the Secured Note and Warrant Purchase Agreement, under certain circumstances, New Technology may loan eUniverse the funds necessary to consummate the purchase of shares of eUniverse Common Stock pursuant to an Option Notice. Any such loan shall be evidenced by a secured promissory note substantially similar to the Note and secured by the Security Agreement. Within ten business days following its receipt of an Option Notice, eUniverse shall issue to New Technology a warrant (an "Option Warrant") for such number of shares of eUniverse Common Stock equal to the number of shares of eUniverse Common Stock set forth in the Option Notice. An Option Warrant is exercisable by New Technology at various prices determined by the date of exercise as more fully described in the Secured Note and Warrant Purchase Agreement. As more fully described in the Secured Note and Warrant Purchase Agreement, under certain circumstances, New Technology may purchase up to 650,000 shares of eUniverse Common Stock directly from Mr. Beilman (such number of shares purchased directly from Mr. Beilman shall reduce the number of shares of eUniverse Common Stock with respect to which New Technology may deliver an Option Notice).

          On each of June 30, 2000 and July 26, 2000, eUniverse entered into two separate option to purchase agreements (the "Option to Purchase Agreements") with VideoGame Partners, LLC ("VP LLC"). Pursuant to the Option to Purchase Agreements,

VP LLC has the right to purchase from eUniverse 750,000 shares of eUniverse Common Stock at $1.675 per share. As more fully described in the Secured Note and Warrant Purchase Agreement, one business day after VP LLC's right to purchase the shares of eUniverse Common Stock expires, eUniverse shall deliver notice to New Technology to such effect (the "VP Notice"). To the extent VP LLC has not exercised its option to purchase a number of shares of eUniverse Common Stock (the "VP Option Shares"), New Technology shall have the right to purchase the VP Option Shares, at an exercise price of $1.675 per share, up to a maximum of 300,000 shares. New Technology may exercise its option to purchase the VP Option Shares (i) within 15 days of its receipt of the VP Notice and (ii) in the event the VP Notice is delivered at any time prior to October 31, 2000, the later of (A) such date that is 15 business days after receipt by New Technology of the VP Notice or (B) October 31, 2000.

          New Technology used working capital for the loan evidenced by the Note. It is presently anticipated that, if the Warrant or Option Warrant is exercised, or the VP Option Shares are purchased, the funds required would be provided from general corporate funds of the Reporting Persons. The description of the terms of the Secured Note and Warrant Purchase Agreement, the Note and the Security Agreement and the Warrant set forth in this Statement are qualified in their entirety by reference to the terms of the Secured Note and Warrant Purchase Agreement, the Note, the Security Agreement and the Warrant attached as Exhibits 1, 2, 3 and 4, respectively.

Item 4. Purpose of the Transaction.

          In connection with the transactions described in Item 3 above, New Technology and eUniverse entered into a letter of intent, dated August 22, 2000, as amended (the "Letter of Intent" and attached hereto as Exhibit 5). Pursuant to the Letter of Intent, the parties agreed that commencing on August 22, 2000 and ending September 20, 2000 (the "Non-Solicitation Period"), eUniverse will not and will not authorize any officer, director or affiliate or any other person on its behalf to, directly or indirectly, solicit, initiate, entertain or encourage (including by way of furnishing information), any offer or proposal from any party concerning a broader strategic relationship (a "Third Party Proposal"); provided, however, that nothing in the Letter of Intent shall preclude the board of directors of eUniverse, pursuant to its fiduciary duties under applicable law, from entering into, or causing its officers from entering into negotiations with or furnishing information to a third party which has initiated contact with it, from passing on to its shareholders information regarding a Third Party Proposal or from otherwise fulfilling such fiduciary duties. eUniverse agrees to promptly notify New Technology in writing of any such Third Party Proposal. Furthermore, the parties agree that within 45 days after the expiration of the Non-Solicitation Period (unless mutually extended by the parties), the parties will commence good-faith negotiations with respect to entering into a broader strategic relationship (such agreement(s) to be on reasonable financial terms consistent with similar agreements between New Technology and other parties); provided, however, that eUniverse is not restricted in soliciting, initiating, entertaining or encouraging a Third Party Proposal during such 45-day period as long as such Third Party Proposal is made by a venture capital firm, financial institution or other similar type of institutional financial investor entity and is not (i) strategic in nature, and
(ii) an equity financing for the benefit of eUniverse or its shareholders in an amount equal to or greater than $5,000,000; provided, further, that eUniverse shall provide New Technology with three days' prior written notice to eUniverse's response to such Third Party Proposal to afford New Technology the opportunity to match such Third Party Proposal.

          Any such broader strategic relationship would be subject, among other things, to the satisfactory completion of a due diligence investigation, to the negotiation and execution of definitive agreements, the approval of the boards of directors of both companies, and receipt of all necessary stockholder and regulatory approvals. There can be no assurance that any definitive agreements will be reached, as to the form of any transaction or that any transaction will be consummated.

          In addition and subject to the foregoing, in connection with the Secured Note and Warrant Purchase Agreement described in Item 3, New Technology acquired the Warrant and other rights described in Item 3 hereof for the purpose of investment and has no definitive plan with respect to the exercise of the Warrant, in whole or in part, or to give an Option Notice, or to exercise any rights with respect to the VP Option Shares. The Reporting Persons are in the process of, and intend to continue, an ongoing review of their investment in eUniverse. The Reporting Persons may, subject to applicable law, in the future take such actions with respect to their investment in eUniverse as they deem appropriate, including without limitation: (i) exercising the Warrant in whole or in part; (ii) continuing previously held discussions, or discussing or negotiating with eUniverse with respect to a business combination or other strategic relationship or the acquisition or disposition of warrants or shares of eUniverse Common Stock; (iii) holding shares of eUniverse Common Stock as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of shares of eUniverse Common Stock or otherwise); (iv) acquiring beneficial ownership of additional shares of eUniverse Common Stock in the open market, in privately negotiated transactions or otherwise; (v) disposing of all or a part of their holdings of eUniverse Common Stock; (vi) taking other actions which could involve one or more of the types of transactions or have one or more of the results previously described in this Item 4; or (vii) changing any or all of their intentions with respect to the matters reported in this Item 4.

Item 5.   Interest in Securities of the Issuer.

          As a result of the transactions described in Items 3 and 4 above, each of the Reporting Persons is the beneficial owner of up to 2,051,260 shares of eUniverse Common Stock or 10.7% of the issued and outstanding shares of eUniverse Common Stock, comprised of the following: (i) up to 1,101,260 shares of eUniverse Common Stock issuable to New Technology upon exercise of the Warrant, (ii) up to 650,000 shares of eUniverse Common Stock issuable to New Technology upon exercise of an Option Warrant and/or purchased directly from Mr. Beilman by New Technology and (iii) up to 300,000 shares of eUniverse Common Stock issuable to New Technology upon exercise of its option to purchase the VP Option Shares.

          Upon the exercise of the Warrant in full and the exercise of other rights described in Item 3 hereof in full, each of the Reporting Persons will share the power to vote, and the power to dispose of, 2,051,260 shares of eUniverse Common Stock.

          Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Schedules A, B or C, as appropriate, beneficially owns, or has acquired or disposed of, any shares of eUniverse Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as described in Items 3, 4 and 5 above, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of their respective directors or executive officers has any contract, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of eUniverse, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits.


EXHIBIT NO.                                          DESCRIPTION
----------                                           -----------
1 Secured Note and Warrant Purchase Agreement, dated as of September 6, 2000, by and between eUniverse and New Technology.

2 Secured Promissory Note, dated as of September 6, 2000, by and between eUniverse and New Technology.

3 Security Agreement, dated as of September 6, 2000, by and between eUniverse and New Technology.

4 Warrant, dated as of September 6, 2000, by and between eUniverse and New Technology.

5 Letter of Intent, dated as of August 22, 2000, by and between eUniverse and New Technology; Amendment No. 1 to Letter of Intent, dated as of August 28, 2000; Amendment No. 2 to Letter of Intent, dated as of September 1, 2000.

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  September 18, 2000

                                     SONY CORPORATION OF AMERICA


                                     By: /s/ Steven E. Kober
                                         -----------------------
                                     Name:  Steven E. Kober
                                     Title: Senior Vice President and Controller


                                     SONY MUSIC ENTERTAINMENT INC.


                                     By: /s/ Thomas C. Tyrrell
                                         -------------------------
                                     Name:  Thomas C. Tyrrell
                                     Title: Senior Vice President and
                                             General Counsel


                                     NEW TECHNOLOGY HOLDINGS INC.


                                     By: /s/ Mark Eisenberg
                                         -------------------------
                                     Name:  Mark Eisenberg
                                     Title: Vice President and General Counsel

                                 EXHIBIT INDEX

EXHIBIT NO.                                     DESCRIPTION
----------                                      -----------
1 Secured Note and Warrant Purchase Agreement, dated as of September 6, 2000, by and between eUniverse and New Technology.

2 Secured Promissory Note, dated as of September 6, 2000, by and between eUniverse and New Technology.

3 Security Agreement, dated as of September 6, 2000, by and between eUniverse and New Technology.

4 Warrant, dated as of September 6, 2000, by and between eUniverse and New Technology.

5 Letter of Intent, dated as of August 22, 2000, by and between eUniverse and New Technology; Amendment No. 1 to Letter of Intent, dated as of August 28, 2000; Amendment No. 2 to Letter of Intent, dated as of September 1, 2000.

                                  SCHEDULE A

        EXECUTIVE OFFICERS AND DIRECTORS OF SONY CORPORATION OF AMERICA

Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Sony Corporation of America. Unless otherwise indicated, each person listed below is a citizen of the United States.


         Name                      Office                       Principal Occupation or
         ----                      ------                      Employment and Address
                                                               ------------------------
Nobuyuki Idei*                    Director                  Chairman of the Board and Representative
                                                               Director; Chief  Executive Officer
                                                                    Sony Corporation**

Norio Ohga*                       Director                  Chairman of the Board; Director
                                                                  Sony Corporation**

Tsunao Hashimoto*                 Director                             Chairman
                                                             Sony Life Insurance Co., Ltd.
                                                         1-1 Minami Aoyama 1-Chome, Minato-ku
                                                                 Tokyo 107-8585 Japan

Tamotsu Iba*                      Director                    Vice Chairman and Director
                                                                  Sony Corporation**

Howard Stringer*****         Chairman of the Board and     Chairman of the Board and Chief
                             Chief Executive Officer;        Executive Officer; President
                                 President                  Sony Corporation of America***

Teruo Masaki*                     Director            Corporate Senior Executive Vice President;
                                                                       Director
                                                                  Sony Corporation**

Peter G. Peterson                 Director                             Chairman
                                                                 The Blackstone Group
                                                                    345 Park Avenue
                                                                  New York, NY  10154

H. Paul Burak                     Director                              Partner
                                                                 Rosenman & Colin LLP
                                                                  575 Madison Avenue
                                                                  New York, NY  10022

Teruhisa Tokunaka*                Director               Executive Deputy President and Chief
                                                      Financial Officer; Representative Director
                                                                   Sony Corporation**


                                 Page 12 of 16

         Name                      Office                       Principal Occupation or
         ----                      ------                      Employment and Address
                                                               ------------------------
Yang Hun Lee****          Executive Vice President             Executive Vice President
                                                             Sony Corporation of America**

Steven E. Kober          Senior Vice President and       Senior Vice President and Controller
                                 Controller                 Sony Corporation of America***

Kenneth L. Nees          Senior Vice President and        Senior Vice President and Secretary
                                 Secretary                  Sony Corporation of America***

J. Michael Suffredini    Senior Vice President and        Senior Vice President and Treasurer
                                 Treasurer                  Sony Corporation of America***

Karen Halby                    Vice President                       Vice President
                                                            Sony Corporation of America***

Craig R. Torrie             Assistant Treasurer                   Assistant Treasurer
                                                            Sony Corporation of America***

Stephanie H. Roth              Vice President                       Vice President
                                                            Sony Corporation of America***

*       Citizen of Japan.

**      The business address of Sony Corporation is 6-7-35
        Kitashinagawa, Shinagawa-ku, Tokyo 141-0001 Japan.

*** The business address of Sony Corporation of America is 550 Madison Avenue, New York, New York 10022.

****    Citizen of Republic of Korea.

*****   Citizen of the United Kingdom.

                                   SCHEDULE B

        EXECUTIVE OFFICERS AND DIRECTORS OF SONY MUSIC ENTERTAINMENT INC.

Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Sony Music Entertainment Inc. Unless otherwise indicated, each person listed below is a citizen of the United States.


             Name                           Office                            Principal Occupation or
             ----                           ------                             Employment and Address
                                                                               ----------------------
Howard Stringer*****                       Director                         Chairman of the Board and
                                                                       Chief Executive Officer; President
                                                                           Sony Corporation of America***

Norio Ohga*                                Director                       Chairman of the Board; Director
                                                                                 Sony Corporation**

Nobuyuki Idei*                             Director                 Chairman and Representative Director; Chief
                                                                                 Executive Officer
                                                                                 Sony Corporation**

Kunitake Ando*                             Director                      President; Chief Operating Officer;
                                                                              Representative Director
                                                                                Sony Corporation**

Tsunao Hashimoto*                          Director                                   Chairman
                                                                           Sony Life Insurance Co., Ltd.
                                                                        1-1 Minami Aoyama 1-Chome, Minato-ku
                                                                                Tokyo 107-8585 Japan

Tamotsu Iba*                               Director                          Vice Chairman and Director
                                                                                 Sony Corporation**

Thomas D. Mottola              Chairman of the Board and Chief            Chairman of the Board and Chief Executive
                                      Executive Officer;                              Officer; President
                                          President                          Sony Music Entertainment Inc.****

Frank Stanton                              Director                                   Retired

Peter G. Peterson                          Director                                   Chairman
                                                                                The Blackstone Group
                                                                                  345 Park Avenue
                                                                                 New York, NY 10154

H. Paul Burak                              Director                                   Partner
                                                                                Rosenman & Colin LLP
                                                                                 575 Madison Avenue
                                                                                 New York, NY 10022

Teruo Masaki*                              Director             Corporate Senior Executive Vice President; Director
                                                                                 Sony Corporation**

Teruhisa Tokunaka*                         Director                Executive Deputy President and Chief Financial
                                                                          Officer; Representative Director
                                                                                 Sony Corporation**

Mel Ilberman                            Vice Chairman                              Vice Chairman
                                                                         Sony Music Entertainment Inc.****

Robert M. Bowlin                   Executive Vice President                   Executive Vice President
                                                                         Sony Music Entertainment Inc.****

Michele Anthony                    Executive Vice President                   Executive Vice President
                                                                         Sony Music Entertainment Inc.****

Yoshiuki Isomura*                  Executive Vice President                   Executive Vice President
                                                                         Sony Music Entertainment Inc.****

Kevin M. Kelleher                 Executive Vice President;                  Executive Vice President;
                                   Chief Financial Officer                    Chief Financial Officer
                                                                         Sony Music Entertainment Inc.****

Thomas C. Tyrrell                   Senior Vice President;       Senior Vice President; General Counsel; Secretary
                                  General Counsel; Secretary             Sony Music Entertainment Inc.****

Frank Calamita                      Senior Vice President,      Senior Vice President, Administration and Personnel
                                 Administration and Personnel            Sony Music Entertainment Inc.****

Wilbert H. Howey                    Senior Vice President;        Senior Vice President; Chief Information Officer
                                  Chief Information Officer              Sony Music Entertainment Inc.****

Thomas J. Connolly                  Senior Vice President;               Senior Vice President; Controller
                                          Controller                     Sony Music Entertainment Inc.****


             Name                           Office                            Principal Occupation or
             ----                           ------                             Employment and Address
                                                                               ----------------------
Michael Schwerdtman                Vice President, Finance                    Vice President, Finance
                                                                         Sony Music Entertainment Inc.****

J. Michael Suffredini            Vice President and Treasurer               Vice President and Treasurer
                                                                         Sony Music Entertainment Inc.****

*        Citizen of Japan.

**       The business address of Sony Corporation is 6-7-35
         Kitashinagawa, Shinagawa-ku, Tokyo 141-0001 Japan.

*** The business address of Sony Corporation of America is 550 Madison Avenue, New York, New York 10022.

****     The business address of Sony Music Entertainment Inc. is
         550 Madison Avenue, New York, New York 10022.

*****    Citizen of the United Kingdom.

                                   SCHEDULE C

        EXECUTIVE OFFICERS AND DIRECTORS OF NEW TECHNOLOGY HOLDINGS, INC.

Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of New Technology Holdings, Inc. Unless otherwise indicated, each person listed below is a citizen of the United States.


             Name                            Office                             Principal Occupation or
             ----                            ------                              Employment and Address
                                                                                 ----------------------
Fred Ehrlich                           President; Director                        President; Director
                                                                             New Technology Holdings Inc.*

Mark Wachen                              Vice President                              Vice President
                                                                             New Technology Holdings Inc.*

Ron C. Wilcox                            Vice President                              Vice President
                                                                             New Technology Holdings Inc.*

Mark Eisenberg                           Vice President                              Vice President
                                                                             New Technology Holdings Inc.*

Kevin M. Kelleher                      Treasurer; Director                      Executive Vice President
                                                                                Chief Financial Officer
                                                                            Sony Music Entertainment Inc.**

Thomas J. Connolly                     Assistant Treasurer                 Senior Vice President; Controller
                                                                            Sony Music Entertainment Inc.**

Thomas C. Tyrrell                           Secretary                   Senior Vice President; General Counsel;
                                                                                       Secretary
                                                                            Sony Music Entertainment Inc.**

Ann C. Sweeney                         Assistant Secretary                        Assistant Secretary
                                                                             New Technology Holdings Inc.*

Mel Ilberman                                Director                                 Vice Chairman
                                                                            Sony Music Entertainment Inc.**

Robert M. Bowlin                            Director                            Executive Vice President
                                                                            Sony Music Entertainment Inc.**

*        The business address of New Technology Holdings Inc. is
         550 Madison Avenue, New York, New York 10022.

**       The business address of Sony Music Entertainment Inc. is
         550 Madison Avenue, New York, New York 10022.